SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

TPG RE Finance Trust, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87266M 107

(CUSIP Number)

July 19, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87266M 107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Careit US Investments LP 98-046176
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,236,361
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,236,361
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,236,361
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 11.9% (1)
12	Type of Reporting Person (See Instructions) PN

(1)	The percentage used is based upon 59,618,302 shares of common stock outstanding as of September 30, 2017 and 1,213,026 shares of Class A common stock outstanding as of September 30, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2017.

CUSIP No. 87266M 107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Careit Canada DCR GP 26-4277931
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Québec, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,236,361
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,236,361
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,236,361
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 11.9% (1)
12	Type of Reporting Person (See Instructions) PN, IV

(1)	The percentage used is based upon 59,618,302 shares of common stock outstanding as of September 30, 2017 and 1,213,026 shares of Class A common stock outstanding as of September 30, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2017.

CUSIP No. 87266M 107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Careit Fonds Gov DC Inc. 26-4277432
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Québec, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,236,361
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,236,361
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,236,361
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 11.9% (1)
12	Type of Reporting Person (See Instructions) CO, IV

(1)	The percentage used is based upon 59,618,302 shares of common stock outstanding as of September 30, 2017 and 1,213,026 shares of Class A common stock outstanding as of September 30, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2017.

Item 1(a)	Name of Issuer: TPG RE Finance Trust, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices: 888 Seventh Avenue, 35th Floor New York, New York 10106

Item 2(a)	Name of Person Filing: This Schedule 13G is being filed jointly by Careit US Investments LP, Careit Canada DCR GP and Careit Fonds Gov DC Inc.

Item 2(b)

Address of Principal Business Office or, if none, Residence:

The principal business address of each of Careit US Investments LP, Careit Canada DCR GP and Careit Fonds Gov DC Inc. is:

1001 Square-Victoria, Suite C-500

Montreal, A8 H2Z2B5

Item 2(c)	Citizenship: Careit US Investments LP: State of Delaware. Careit Canada DCR GP: Québec, Canada. Careit Fonds Gov DC Inc.: Québec, Canada.

Item 2(d)	Title of Class of Securities: Common Stock, par value $0.001 per share (“Common Stock”)

Item 2(e)	CUSIP Number: 87266M 107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock of the Issuer directly or indirectly held by each of the Reporting Persons as described below. Such shares of Common Stock are directly held by Careit US Investments LP and indirectly held by Careit Canada DCR GP and Careit Fonds Gov DC Inc.

Name of Fund	Shares of Common Stock Owned
Careit US Investments LP	7,236,361
Careit Canada DCR GP	7,236,361	(1)
Careit Fonds Gov DC Inc.	7,236,361	(1)

(1)	Careit Canada DCR GP owns 99.9% of the ownership interests of Careit US Investments LP, and Careit Fonds Gov DC Inc. owns 85.45% of the ownership interests of Careit Canada DCR GP. Careit Canada DCR GP and Careit Fonds Gov DC Inc. are indirect owners, holding through Careit US Investments LP.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The information in Item 4 is incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2018

CAREIT US INVESTMENTS LP, BY ITS GENERAL PARTNER, CAREIT INC.

By:	/s/ Isabelle Martin
Name: Isabelle Martin
Title: Vice President

By:	/s/ Guenhaëlle Surpas-Lemonnier
Name: Guenhaëlle Surpas-Lemonnier
Title: Senior Director

CAREIT CANADA DCR GP

By:	/s/ Isabelle Martin
Name: Isabelle Martin
Title: Vice President, Real Estate Investment Funds

By:	/s/ Guenhaëlle Surpas-Lemonnier
Name: Guenhaëlle Surpas-Lemonnier
Title: Senior Director, Legal Affairs

CAREIT FONDS GOV DC INC.

By:	/s/ Isabelle Martin
Name: Isabelle Martin
Title: Vice President

By:	/s/ Guenhaëlle Surpas-Lemonnier
Name: Guenhaëlle Surpas-Lemonnier
Title: Senior Director